--------------------------------------------------------------------------------
SEC 1746   Potential persons who are to respond to the collection of information
(11-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.
--------------------------------------------------------------------------------

                                                   -----------------------------
                   UNITED STATES                           OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION        -----------------------------
               WASHINGTON, D.C. 20549              OMB NUMBER: 3235-0145
                                                   -----------------------------
                                                   EXPIRES: DECEMBER 31, 2005
                                                   -----------------------------
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE......15
                                                   -----------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            FINLAY ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   317884 20 3
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                            JAMES MARTIN KAPLAN, ESQ.
                                 BLANK ROME LLP
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  MARCH 8, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF Sections 240.13D-1(E), 240.13D-1(F) OR 240.13D-1(G), CHECK THE FOLLOWING BOX. [ ]

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE SS.240.13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES)

CUSIP No. 317884 20 3

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     DAVID B. CORNSTEIN
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (A)[_]
     (B)[X]
________________________________________________________________________________
3.   SEC USE ONLY
______________________________________________________________________________
4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)
________________________________________________________________________________
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
________________________________________________________________________________
               7.   SOLE VOTING POWER
                    560,439
NUMBER OF

SHARES         _________________________________________________________________
BENEFICIALLY   8.   SHARED VOTING POWER
OWNED BY            15,000
EACH REPORTING _________________________________________________________________
PERSON WITH    9.   SOLE DISPOSITIVE POWER
                    560,439
               _________________________________________________________________
               10.  SHARED DISPOSITIVE POWER
                    15,000
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     575,439
________________________________________________________________________________
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.3%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
________________________________________________________________________________

                                  SCHEDULE 13D

        This Amendment No. 2 amends and supplements the following items of the
Schedule 13D, dated April 6, 1995, as amended and supplemented by Amendment No. 1, dated September 16, 1998 (the "Schedule 13D"), of David B. Cornstein.

Item 1. Security and Issuer.

        The address of the Issuer's principal executive office is 529 Fifth Avenue, New York, New York 10017.

Item 2. Identity and Background.

        This Schedule 13D is being filed by David B. Cornstein, a Director of the Issuer. The business address of Mr. Cornstein is 529 Fifth Avenue, 6th Floor, New York, New York 10017.

        Mr. Cornstein's is a principal of Pinnacle Advisors Limited, a New York corporation ("Pinnacle"). The address of Pinnacle is 529 Fifth Avenue, 6th Floor, New York, New York 10017.

        During the last five years, Mr. Cornstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the last five years, Mr. Cornstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        Effective as of March 8, 2004, Mr. Cornstein sold 100,000 shares of common stock, $.01 par value, of the Issuer (the "Common Stock") to the Issuer in a private transaction at a sale price of $16.25 per share, and The David and Sheila Cornstein Foundation, a New York charitable foundation (the "Foundation"), of which Mr. Cornstein and his wife are the Trustees, sold 10,000 shares of Common Stock to the Issuer in a private transaction at a sale price of $16.25 per share.

        Effective as of March 24, 1995, and pursuant to the Issuer's Long Term Incentive Plan, as amended, Mr. Cornstein was granted options to purchase 66,667 shares of Common Stock at a price of $14.00 per share, which options vested 20% on each of March 30, 1995, 1996, 1997, 1998 and 1999. The options are subject to early termination under certain circumstances and are subject to various conditions.

Item 4. Purpose of Transaction.

        The Issuer purchased the shares of Common Stock sold by Mr. Cornstein and the Foundation. Such shares had been acquired by Mr. Cornstein and the Foundation solely for investment purposes. Mr. Cornstein has no present plans or proposals which relate to, or would result in any of the matters referred to in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

        (a) and (b) According to the Issuer's Form 10-Q for the quarterly period ended November 1, 2003, there were 9,084,895 shares of Common Stock outstanding as of December 9, 2003.

        Pursuant to a letter agreement dated March 8, 2004 by and between Mr. Cornstein and the Issuer, Mr. Cornstein agreed to sell to the Issuer, and the Issuer agreed to purchase from Mr. Cornstein, 100,000 shares of Common Stock, for $16.25 per share. Pursuant to a letter agreement dated March 8, 2004 by and between the Foundation and the Issuer, the Foundation agreed to sell to the Issuer, and the Issuer agreed to purchase from the Foundation, 10,000 shares of Common Stock, for $16.25 per share. (The letter agreements are referred to herein as the "Letter Agreements.")

        Mr. Cornstein may be deemed to beneficially own 575,439 shares of Common Stock, representing 6.3% of the issued and outstanding shares of the Common Stock. Said securities consist of (i) 468,772 shares of Common Stock owned by Mr. Cornstein, (ii) options to purchase an aggregate of 66,667 shares of Common Stock held by Mr. Cornstein, (iii) 15,000 shares of Common Stock owned of record by the Foundation, of which Mr. Cornstein and his wife are the Trustees, and
(iv) 25,000 shares of Common Stock owned of record by Mr. Cornstein's individual retirement account (the "IRA").

        Except as described below, Mr. Cornstein has sole power to vote or direct the vote of 560,439 shares of Common Stock, shared power to vote or direct the vote of 15,000 shares of Common Stock, sole power to dispose or to direct the disposition of 560,439 shares of Common Stock and shared power to dispose or to direct the disposition of 15,000 shares of Common Stock.

        Certain members of management of the Issuer, Palisade Concentrated Equity Partnership, all employees holding options to purchase Common Stock, certain private investors and the Issuer are parties to the Amended and Restated Stockholders Agreement, dated as of March 6, 1995, as amended (the "Stockholders' Agreement"), which sets forth certain rights and obligations of the parties with respect to the Common Stock (including certain "come along" and "take along" rights relating to sales of Common Stock) and corporate governance of the Issuer. The Stockholders' Agreement provides that the parties thereto must, subject to the terms thereof, vote their shares in favor of certain directors. Mr. Cornstein is his own director designee under the Stockholders' Agreement.

        Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Mr. Cornstein declares that the filing of this Statement shall not be construed as an admission that any person other than Mr. Cornstein, the IRA and the Foundation is the beneficial owner of any securities covered by this Statement or that any of Mr. Cornstein, the IRA and the Foundation is the beneficial owner of any securities held by any other persons.

        (c) Except for the sales of the Common Stock reported herein, no transactions in Common Stock were effected by the persons named in response to Paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this Statement.

        (d) No person other than Mr. Cornstein or the Foundation has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Cornstein, the IRA or the Foundation, or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See "Item 5. Interest in Securities of the Issuer" for a description of the Letter Agreements, which are qualified in their entirety by reference to the Letter Agreements, a copy of each of which is filed as an exhibit to this Amendment and is specifically incorporated herein by reference in answer to Item 6.

        There are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cornstein and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except:

        (i) The Stockholders' Agreement, as described in Item 5 above.

        (ii) Mr. Cornstein has certain registration rights pursuant to a Registration Rights Agreement, dated as of May 26, 1993, as amended, by and among the Issuer, Mr. Cornstein and certain other stockholders of the Issuer.

Item 7. Material to be Filed as Exhibits.

        EXHIBIT
          NO.      EXHIBIT
        -------    -------

          1. Letter Agreement dated March 8, 2004 by and between David B. Cornstein and the Issuer.

          2. Letter Agreement dated March 8, 2004 by and between The David and Sheila Cornstein Foundation and the Issuer.

                                    SIGNATURE
                                    ---------



         After reasonable inquiry, and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March  17, 2004


                                    /s/ David B. Cornstein
                                    --------------------------------------------
                                    DAVID B. CORNSTEIN